IMMEDIATE RELEASE


Contact:  Owen Blicksilver            David Krupp             313-322-7100
          313-594-0390                Edward Miller           313-337-1940
          First Nationwide            Ford Motor Company

          Linda Rosso                 James T. Conroy
          415-904-1202                212-572-5980
          First Nationwide            First Madison


FORD TO SELL FIRST NATIONWIDE BANK
TO FIRST MADISON BANK


          DEARBORN, Mich., April 14 -- Ford Motor Company announced today that a definitive agreement with First Madison Bank has been signed to sell Ford's savings and loan unit, First
Nationwide Bank, for approximately $1.1 billion.

          The sale price is a small premium above tangible book value.

          As a result of the sale, Ford expects to take an after-tax charge of about $440 million against first-quarter earnings. The charge primarily reflects non-recovery of goodwill, as well as reserves for estimated losses on retained and repurchased assets.

          After the sale, Ford will retain approximately $1.2 billion of commercial real estate and other assets in the bank holding company, First Nationwide Financial Corporation. Within a period of three years, the holding company, if requested to do so by the buyer, will repurchase up to an additional $500 million of the assets sold to First Madison. The retained and repurchased assets will be managed by the holding company and liquidated over time as market conditions permit.

          The sale, which is subject to federal regulatory approvals, is expected to be completed within six months.

          At year-end 1993, First Nationwide Bank's assets consisted primarily of residential, apartment and commercial loans, totaling $15.5 billion. The company operates 181 branch offices in eight states and 31 loan offices.

          Ken Whipple, president of the Ford Financial Services Group (FSG), said the bank no longer provided a strategic fit with Ford's financial services businesses. The success of FSG's other businesses -- which offer auto loans, insurance, home equity loans, direct consumer loans, credit cards and a wide range of commercial and industrial financial products and services -- reduces the need for a savings bank as a component of the group, Whipple said.

          "The core bank has returned to profitability, making it an attractive acquisition for another financial institution,"
Whipple said. "In addition, the market for banking assets has strengthened in recent months."

          Whipple noted that during the transition period there would be no changes in customer services at the bank. Customers will be kept informed throughout the transition period and can obtain more information from their local First Nationwide branches or by calling 1-800-652-1760.

          Gerald Ford, chief executive officer of First Madison, commented, "We are very excited about the opportunity to build on First Nationwide's strong competitive positioning in the marketplace. We look forward to working with the people of First
Nationwide to create one of the country's premier banking companies."

          Mr. Ford said that he and his management team intend to move to San Francisco and establish their offices at First Nationwide's headquarters. He also stated that First Madison will change its name to First Nationwide and that it plans to maintain the scope of the company's operations and its work force.

          Founded in 1885 as Citizens Building and Loan, First Nationwide Bank was purchased by Ford in 1985 for $496 million. It serves 700,000 U.S. households and has retail branches in Arizona, California, Florida, Illinois, Michigan, New Jersey, New York and Ohio. Loan offices are in California, Florida, Hawaii, Illinois, Michigan and Ohio.

          First Madison Bank, FSB, a $1.1 billion institution with four retail branches and 300 employees, is based in Dallas. It was established in 1993 with assets retained after First
Gibraltar Bank was sold to BankAmerica Corp.

          First Madison is a subsidiary of MacAndrews & Forbes
Holdings Inc., a New York-based holding company.

          The Ford Financial Services Group earned a record net profit of $1.6 billion in 1993, based on record performances by each of the other three components that make up FSG: Ford
Credit, The Associates and USL Capital.

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4-14-94